FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

     For the year ended December 31, 2001

GLAMIS GOLD LTD.

(Translation of registrant’s name into English)

5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD.
Date: May 3, 2002	(Registrant)

By: /s/ Cheryl S. Maher

Cheryl S. Maher Chief Financial Officer

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

(Check One)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001 Commission File Number 001-13475

Glamis Gold Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable	Canada	Not Applicable
(Translation of Registrant’s Name Into English (if Applicable)	(Province or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number (if Applicable)

•

(Primary Standard Industrial Classification Code Number (if Applicable)

5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address and Telephone Number of Registrant’s Principal Executive Offices)

•

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

     Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common Shares	New York Stock Exchange

     Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

(Title of Class)
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)
     For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☐ Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares: 83,283,462

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Act. If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐ 82-	No ☒

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

GLAMIS GOLD LTD.
GLOSSARY
CURRENCY AND FINANCIAL INFORMATION
ITEM 2. CORPORATE STRUCTURE
ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS
ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS
SUMMARY OF RESERVES AND OTHER MINERALIZATION
OPERATING SUMMARY
PRODUCTION METHODS
PROCESSING
PRODUCING PROPERTIES
RECLAMATION PROJECTS
OTHER PROJECTS
OTHER EXPLORATION PROJECTS
ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION
ITEM 6: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ITEM 7: MARKETS FOR SECURITIES
ITEM 8: DIRECTORS AND OFFICERS
ITEM 9: ADDITIONAL INFORMATION

GLAMIS GOLD LTD.

5190 Neil Rd. Suite 310
Reno, NV 89523

ANNUAL INFORMATION FORM

For the year ended December 31, 2001

Dated March 22, 2002

ITEM 1 — COVER PAGE	1
GLOSSARY	3
CURRENCY AND FINANCIAL INFORMATION	5
ITEM 2 — CORPORATE STRUCTURE	6
ITEM 3 — GENERAL DEVELOPMENT OF THE BUSINESS	6
ITEM 4 — NARRATIVE DESCRIPTION OF THE BUSINESS	8
USES OF GOLD	8
GOLD SALES	9
OTHER CONSIDERATIONS	9
SUMMARY OF RESERVES AND OTHER MINERALIZATION	14
OPERATING SUMMARY	17
PRODUCING PROPERTIES	20
RECLAMATION PROJECTS	23
OTHER PROJECTS	24
OTHER EXPLORATION PROJECTS	26
ITEM 5 — SELECTED CONSOLIDATED FINANCIAL INFORMATION	27
ITEM 6 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	32
ITEM 7 — MARKETS FOR SECURITIES	32
ITEM 8 — DIRECTORS AND OFFICERS	32
ITEM 9 — ADDITIONAL INFORMATION	33

GLOSSARY

Contained Ounces:	The ounces of metal in reserves obtained by multiplying tonnage by grade.

Cut-off Grade:	The grade below which mineralized material will be considered waste rather than ore.

Development:	The preparation of a known commercially mineable deposit for mining.

Doré:	A precious metals smelter product in bar or bullion form that is subsequently refined to high purity gold and silver.

Geochemical Survey:	The sampling of rocks, stream sediments, and soils in order to locate anomalous concentrations of metallic elements or minerals. The samples are usually assayed by various methods to determine the quantities of elements or minerals in each sample.

Geophysical Survey:	The exploration of an area in which physical properties relating to geology are used. Geophysical methods include seismic, magnetic, gravity and induced polarization techniques.

Indicated Mineral Resource: (1)	That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource: (1)	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured Mineral Resource: (1)	That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineable Reserves: (1)	That portion of the proven and probable reserves which may be mined and sold at a profit, taking into account all mining parameters.

Mineralized:	Mineral-bearing; the metallic minerals may have been either a part of the original rock unit or injected at a later time.

Net Smelter Returns:	Gross sales proceeds received from the sale of production obtained from a property, less the costs of insurance, smelting, refining (if applicable) and the cost of transportation of production from the mine or mill to the point of sale.

Ore:	A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.

Ore Body:	The portion of a mineralized deposit that can be economically mined and processed for a profit.

Oz/t:	Troy ounces of metal per ton of material. One oz/t is equivalent to 31.103 grams per ton or 34.286 grams per tonne.

Probable Mineral Reserve: (1)	The economically mineable part of an indicated or measured mineral resource demonstrated by at least a preliminary feasibility study. The study must contain adequate information which demonstrates that economic extraction can be justified.

Proven Mineral Reserve: (1)	The economically mineable part of a measured mineral resource demonstrated by at least a feasibility study. The study must contain adequate information which demonstrates that economic extraction can be justified.

Patented Mining Claim:	A mineral claim which has been surveyed, and which grants fee title to the land within the surveyed area to the grantee.

Recovery Rate:	The percentage of metals or minerals which are recovered from ore during processing.

Stripping Ratio:	The ratio of waste rock to ore that will be experienced in mining an ore body.

Unpatented Lode Mining Claim:	A mineral claim located on land owned by the United States which grants the exclusive possession of the minerals in place within the claim area to the recorded owner.

(1)	The definitions of proven and probable reserves, and measured, indicated and inferred resources are set forth in National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian securities regulators which contains the definitions and parameters of disclosure for issuers engaged in significant mining operations. A reader in the United States should be aware that the definition standards enunciated in National Instrument 43-101 differ in certain respects from those set forth in SEC Industry Guide 7.

CURRENCY AND FINANCIAL INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise noted.

Financial information is presented in accordance with accounting principles generally accepted in Canada. Differences between accounting principles generally accepted in Canada and those in the United States are explained, as applicable, in Note 16 of the Notes to the Consolidated Financial Statements of the Company. Reference is made to pages 21 through 41 of the 2001 Annual Report to Shareholders, which is incorporated herein by reference.

Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, costs and timing of the development of new deposits, the Company’s hedging practices, permitting time lines, and the timing and possible outcome of pending litigation involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, as well as those factors discussed below in the section entitled “Other Considerations”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

ITEM 2.     CORPORATE STRUCTURE

Glamis Gold Ltd. (the “Company”) was incorporated under the laws of the Province of British Columbia on September 14, 1972 under the name Renniks Resources Ltd. (N.P.L.). Since incorporation, the Company has undergone several capital reorganizations and on December 12, 1977 the name of the Company was changed to Glamis Gold Ltd.

The Company’s principal and executive offices are located at 5190 Neil Road, Suite 310, Reno, Nevada, USA 89502. The Company’s registered address is 1500 – 1055 West Georgia St., P.O. Box 11117, Vancouver, British Columbia, Canada V6E 4N7.

The Company’s operations are conducted through several subsidiaries, all of which are wholly-owned. The significant subsidiaries are shown below:

Name	Jurisdiction of Incorporation

Chemgold, Inc.	California
Entre Mares de Guatemala S.A.	Guatemala
Glamis de Mexico S.A. de C.V.	Mexico
Glamis Exploration, Inc.	Nevada
Glamis Guatemala Holdings Ltd.	Cayman Islands
Glamis Gold, Inc.	Nevada
Glamis Honduras Holdings Ltd.	Cayman Islands
Glamis Holdings (Cayman) Ltd.	Cayman Islands
Glamis Imperial Corporation	Nevada
Glamis Marigold Mining Company	Nevada
Glamis Rand Mining Company	Nevada
International Mineral Finance Corporation	Barbados
Minerales Entre Mares Honduras S.A.	Honduras

Glamis de Mexico S.A. de C.V. holds interests in several properties in Mexico including a 50% interest in Minera San Xavier S.A. de C.V., the company which owns the Cerro San Pedro project. In this Report, unless the context indicates otherwise, the term the “Company” refers to the Company together with all of its subsidiaries.

ITEM 3:     GENERAL DEVELOPMENT OF THE BUSINESS

Summary of Business

The Company is engaged in exploration, mine development, and the mining and extraction of precious metals. The primary mining method used is open-pit mining with heap leach extraction. The Company initiated heap leaching in California in 1981 and considers itself a leader in the use of this process. See Item 4, “Operating Summary — Processing,” for a description of the heap leaching process.

The Company’s approach to the acquisition of mining properties has generally been to review undeveloped precious metal properties that others have explored in sufficient detail to demonstrate that the properties have significant potential gold mineralization or to review companies which own such properties. In 1998, a strategic plan was adopted to seek out growth opportunities that take advantage of lower acquisition costs available as a result of the lower gold price and weak junior share market conditions. To that end, the Company completed the acquisition of Mar-West Resources Ltd. in October 1998, (the company that held the San Martin project in Honduras and the

Cerro Blanco project in Guatemala), the acquisition of Rayrock Resources Inc. in February 1999 (discussed below), and in May 2000, the acquisition of Cambior de Mexico S.A. de C.V. (discussed below). Since these transactions, the Company has also been engaged in early-stage exploration in Nevada and Central America.

Effective February 26, 1999, the Company completed the acquisition of Rayrock Resources Inc. (“Rayrock”). This Canadian public corporation’s primary assets were three producing gold mines in Nevada and an operating copper mine in Chile. Rayrock became a wholly-owned subsidiary of the Company upon completion of the transaction and has since been wound up into the Company and therefore no longer exists.

Effective May 9, 2000 the Company acquired 100% of the issued and outstanding shares of Cambior de Mexico S.A. de C.V. (“Cambior de Mexico”) from Cambior Inc. for $7.2 million in cash. The Company also acquired a crushing system from Cambior Inc. for an additional $2.5 million in cash that was intended for use at the Cerro San Pedro Project. In addition, in consideration for advisory services rendered to the Company in connection with the acquisition, the Company granted to its investment advisor warrants to purchase up to 300,000 shares of the Company’s common stock at an exercise price of $2.00 per share. The warrants are exercisable at any time until June 25, 2003. Cambior de Mexico was subsequently renamed Glamis de Mexico S.A. de C.V. (“Glamis de Mexico”). Glamis de Mexico has interests in a number of mineral properties in Mexico, the most advanced of which is the Cerro San Pedro Project in San Luis Potosi State.

In 2001, the Company produced gold from the Rand Mine, located in California, the Marigold Mine, located in Nevada and the new San Martin Mine, located in Honduras. See Item 4 — “Properties” — for a description of the mines and processing facilities.

The Company has other properties under development. The most advanced of these, the Cerro San Pedro Project in San Luis Potosi State, Mexico has received its exploitation permit. Glamis de Mexico has earned a 50% interest in this gold/silver project, and is the operator of the work program. The Company estimates that the project contains proven and probable reserves of approximately 1.56 million gold equivalent ounces. The Company also holds a 100% interest in a property located in Imperial County, California (the “Imperial Project”), and the Cerro Blanco project in Guatemala that may be available for future mining activities. See “Other Projects” under Item 4 for a description of these projects.

Based on the ounces of gold contained in the proven and probable mineable reserves as at December 31, 2001 on the properties in which the Company has an interest, and the Company’s ownership interests and rights in such properties, the Company estimates its proven and probable mineable gold reserves to be approximately 3.3 million contained ounces. For a more detailed description of the reserves see “Summary of Reserves and Other Mineralization — Proven and Probable Mineable Reserves” under Item 4.

Subsequent Event

On March 5, 2002 the Company and Francisco Gold Corp., a Canadian public company, entered into an agreement whereby the Company will acquire all of the issued and outstanding shares of Francisco pursuant to a plan of arrangement. Francisco’s principal assets are the El Sauzal gold project in Chihuahua, Mexico and the Marlin gold project in Guatemala.

Under the agreement, the Company is offering to exchange 1.55 common shares of the Company and 1 share in a new exploration company (“ExploreCo”) to be formed by Francisco for each issued Francisco share. Francisco will transfer to ExploreCo Cdn.$1.50 per share in cash for each issued share of Francisco (approximately Cdn. $25 million), certain early stage Nicaraguan exploration assets and a two percent net smelter return royalty on Francisco’s Guatemalan projects outside the Marlin project area. The Company will retain a right to acquire a 5% stake in ExploreCo. through a three year purchase warrant.

Based on the 20-day weighted average trading price for the Company’s common shares on the Toronto Stock Exchange immediately prior to the agreement of Cdn.$7.63, the transaction values each Francisco share at Cdn.$13.33. The Company will issue approximately 25.7 million common shares under the transaction such that at closing it will have approximately 109.3 million common shares outstanding. Completion of the transaction is subject to approval by Francisco shareholders and regulatory authorities.

The Board of Directors of each company has unanimously approved the transaction. Certain shareholders, officers and directors of Francisco, holding approximately 14% of the outstanding shares of Francisco, have agreed to enter into lock-up and support arrangements with the Company under which they will vote in favor of the transaction. If Francisco terminates the transaction as a result of a superior offer, the Company will receive a break fee of Cdn.$8.6 million.

Other Information

The Company’s mining operations are subject to the normal risks of mining, and its profits are subject to changes in the price of gold, which fluctuates widely, as well as other numerous factors beyond the Company’s control.

The Company’s mining operations are subject to health, safety and environmental legislation and regulations, changes in which could cause additional expenses, capital expenditures, restrictions and delays in the Company’s activities, the extent of which cannot be predicted. The imposition of a gross royalty on all production from federal lands in the United States, which has been proposed in the past, if enacted, would adversely affect the profitability of the operations of the Rand and Marigold mines and, assuming commencement of production, the Imperial Project. Certain of the Company’s properties have not been surveyed and therefore in accordance with the laws of the jurisdiction in which the properties are located, their existence and area could be in doubt. In addition to the United States, the Company now has interests in Mexico, Honduras and Guatemala that may be affected by changes in the political and economic environment in these countries. For a more detailed description, see “Other Considerations” under Item 4.

ITEM 4:     NARRATIVE DESCRIPTION OF THE BUSINESS

The Company is engaged in exploration, mine development, and the mining and extraction of precious metals. The primary mining method used is open-pit mining with heap leach extraction. The Company has operating mines in Nevada and California, U.S.A. and in Honduras. Information regarding operating segments and geographic information is found in Note 14 “Segmented Information” of the Notes to the Consolidated Financial Statements that is incorporated herein by reference.

Uses of Gold

Gold bullion is used as an investment as well as in product fabrication, primarily carat jewelry, but with additional applications in electronics, dentistry, official coins, medallions, and other miscellaneous industrial uses.

Gold Sales

The doré produced by the Rand and Marigold mines and gold precipitates produced at the San Martin Mine are further refined by third parties before being sold as bullion (99.99% pure gold). The gold bullion is either sold at the spot price for delivery two days later or delivered against an existing forward sales or option contract to one of various precious metal merchants for delivery to the London, U.K. market. For more information on our hedging policy see Item 6 — “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Hedging”.

The Company’s profitability is strongly influenced by the price of gold which fluctuates widely and is affected by a number of factors outside of the Company’s control, including expectations for inflation, levels of interest rates, demand for gold, producer supply, Central Bank gold sales policies, global or regional political and economic conditions and production expectations in major gold producing regions. The average London Bullion Market price for 2001 was $271 per ounce of gold, compared to $279 per ounce for each of 2000 and 1999. The following table sets forth for the calendar years indicated the annual high and low gold prices per troy ounce on the London Bullion Market.

	London Bullion Market
	P.M. Fixing

Calendar Year	High	Low

2001	$293.25	$255.95
2000	312.70	263.80
1999	326.25	252.80
1998	312.90	273.40
1997	366.55	283.00
1996	414.80	367.40
1995	396.95	372.40
1994	396.25	369.65
1993	406.60	325.20
1992	359.60	330.35

The London P.M. fixing price for gold on December 31, 2001 was $276.50 per ounce and on March 15, 2002 the London P.M. fixing price was $290.30 per ounce.

Other Considerations

          Competition

      The Company competes with other mining companies for the acquisition of mining claims and leases. There is significant and increasing competition for a limited number of gold acquisition opportunities both within the United States and worldwide. As a result of this competition, the Company may be unable to acquire attractive gold mining properties on terms acceptable to it.

          Supplies, Utilities and Transportation

      The principal supplies needed for the operation of the Company’s mines are explosives, diesel fuel, chemical reagents (including cyanide, lime, cement and sodium hydroxide), water, equipment parts and lubricants.

      Power is supplied to the Company’s mines by power companies or diesel generators. Each mine has access to adequate water. Each of the Company’s mines has good road access by either paved or gravel roads from public highways. All supplies are subject to market price changes. Further, there can be no assurance that the Company will continue to be able to obtain necessary supplies or power supplied by third parties, and the failure of such supplies or increases in the costs therefore could have a material adverse effect on the Company’s business, operations, and prospects.

          Insurance and Mining Risks

      Mining operations are generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic conditions, slope failures, instability in underground openings, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, blizzards, earthquakes and rock slides.

      The open-pit mining operations that the Company carries out are generally subject to such risks, with the primary risk being slope failure. The Company has not experienced any slope failure that has materially and adversely affected its open-pit mines. However, no assurance can be given that such will not occur. A major slope failure could materially reduce production from the affected area for some time, although for large open-pits, because mining is done in phases whereby pit walls are pushed back to final pit boundaries, a slope failure in one area would not necessarily affect mining in another area or overall pit design.

      The Company carries insurance against property damage, including boiler and machinery insurance, and also comprehensive general liability insurance, including special liability policies applicable to motor vehicles. It is also insured against dishonesty, gold and silver bullion thefts, as well as losses of goods in transit. The property damage and boiler and machinery insurance policies include coverage for business interruption, resulting from an insured loss, subject to certain waiting periods and a maximum indemnification period of one year. See Item 4 – “Title Matters” below for information pertaining to title insurance held on certain of the Company’s mining properties.

      The Company’s insurance coverage specifically excludes environmental pollution risks. The Company believes that it has taken adequate precautions to minimize the risk of environmental pollution, however, there is some risk that the dilute cyanide solution applied to heaps may leak into the adjacent land surface which could result in the Company’s operations for the affected heap leach pad being shut down. See also “Other Considerations — Environmental and Regulatory Factors” and Item 6 — “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Environmental, Regulatory, and Other Risk Factors”.

          Title Matters

      Title to mining properties in the western United States involves certain inherent risks due to the impossibility of conclusively determining the validity of unpatented claims from real estate records, as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company believes it conducted reasonable investigations (in accordance with standard mining industry practice) of the validity of ownership of and the ability of its sellers to transfer mining claims and other interests to it, there can be no assurance that it holds good and marketable title to all of its U.S. properties. The Company has conducted reviews of title and obtained representations regarding ownership from sellers. The Company holds title insurance with respect to certain of its producing properties. This insurance, however, is not sufficient to cover loss of investment or future profits. In addition, certain of the Company’s properties have not been surveyed and therefore in accordance with the laws of the jurisdiction in which the properties are located, their existence and area could be in doubt. These uncertainties could result in legal challenges to the Company’s ownership of its operating, development or exploration properties that, if successful, could have a material adverse effect on the Company’s business, operations and prospects.

      In Honduras, site of the San Martin Mine, all mineral resources are owned by the state. Title to minerals can be held separately from title to the surface. Rights to explore for and to extract minerals are granted by the state through issuance of mining concessions. The Company has received its mining concessions for the San Martin Mine. The term of these concessions is indefinite, remaining in force as long as the Company meets its legal obligations. The Company has also acquired surface rights from private owners in the mining and processing areas at the San Martin site. However, there are few surveys and many of the tracts of land have no written title documents. Accordingly, there is a risk that the Company may not own good and marketable title to the surface rights necessary to conduct operations at the San Martin site.

      In Mexico, site of the Cerro San Pedro project, all mineral resources are owned by the state. Title to minerals can be held separately from title to the surface. Mining rights take precedence over surface rights. Rights to explore for and to extract minerals are granted by the state through issuance of mining concessions. Exploration concessions are granted for six years. Exploitation concessions are granted for a period of 50 years. The Company has acquired both mineral concessions and surface rights from private owners in the mining and processing areas at the Cerro San Pedro site as part of its purchase of Cambior de Mexico.

          Calculation of Reserves

      There are numerous uncertainties inherent in estimating proven and probable mineable reserves including many factors beyond the control of the Company. The estimation of reserves is in part a subjective process and the accuracy of any reserve estimate is a function of the quality of available data and of engineering, metallurgical and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimates. Assumptions about prices are subject to great uncertainty and prices of gold and silver have fluctuated widely in recent years. Should the Company determine that there has been a significant reduction in reserves in the future, material write-downs of the Company’s investment in mining properties and/or increased amortization charges may be required.

          Environmental and Regulatory Factors

      The United States mining operations of the Company are subject to extensive federal, state and local laws and regulations governing exploration, development and production. In addition such mining operations are subject to inspection and regulation by the Mining, Safety and Health Administration of the Department of Labor under provisions of the Federal Mine Safety and Health Act of 1977, which is designed to ensure operational safety and employee health and safety. The United States government also regulates the environmental impact of the mining industry through a number of federal laws, including the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act of 1976 and the Federal Land Policy and Management Act of 1976. In addition to imposing air and water quality standards and other pollution controls, the most significant provisions of the above legislation deal with mineral land reclamation and waste discharges from mines, mills and further processing operations. The Company is also subject to extensive health and safety regulations at the state level, as well as state legislation and regulation with respect to the environmental impact of its mining operations in California and Nevada. Compliance with such laws and regulations has increased the costs of planning, designing, drilling, developing, constructing, operating and closing mining operations. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development of a project or continue to operate a mine. (See the discussion at Item 4 — “Other Projects — Imperial Project”).

      Standard open-pit mining techniques have been designed to comply with reclamation requirements imposed by regulatory authorities. Such authorities generally require a mining company to return sites to safely-contoured slopes, but usually do not require backfilling of excavated areas. The Company generally is required to mitigate long-term environmental impacts by stabilizing, contouring, reshaping and re-vegetating various portions of a site once mining and processing are completed. Reclamation efforts are conducted in accordance with detailed plans, which have been reviewed and approved by the appropriate regulatory agencies. Whenever feasible, reclamation is conducted concurrently with mining.

      Heap leaching is done with a dilute cyanide solution held within a closed circuit, which includes the leach pads and surface holding ponds. Due to the impervious qualities of the heap leach pad and the closed nature of the leaching system, the Company believes that its processing operations will not have a materially adverse effect on the environment. However the Company cannot provide any assurance that a material adverse effect will not occur.

      The Dee and Marigold Mines have tailings impoundments associated with milling facilities. The Marigold mill has been closed since early 1999. The #2 tailings impoundment at Dee, and the Cell A tailings impoundment at Marigold have known leakage as detected by monitoring wells. Local groundwater resources have not been affected and remediation efforts as approved by the Nevada Department of Environmental Protection are underway, with no additional measures anticipated in the future.

      Although the Company believes that its mining operations are in material compliance with all present health, safety and environmental rules and regulations, there is always some uncertainty associated with such due to the complexity and application of such rules and regulations. The Company does not anticipate that compliance with existing environmental laws and regulations will have a material adverse impact on its earnings in the foreseeable future however, possible future health, safety and environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.

      The Company expended $2.6 million on site closure and reclamation in 2001 at the Dee, Daisy and Picacho mines. During the years ended December 31, 2000, and 1999, the Company made no material capital expenditures with respect to environmental compliance except as required by permits for construction at its mining operations and for reclamation being carried out concurrently with mining operations. During the year ended December 31, 2001, the Company had 22 small reportable releases or spills (hydraulic oil and process solutions) at its operations. In all cases the appropriate authorities were notified, clean-up was undertaken immediately, and no contamination of ground or surface waters occurred. Measures, including procedural changes and education, were taken to prevent re-occurrence of the incidents. No further action is expected with respect to any of the occurrences.

      The Company’s unpatented mining claims on federal lands are currently subject to procedures established by the U.S. General Mining Law of 1872. In the past, legislation has been introduced before the U.S. Congress to make significant revisions to the U.S. Mining Laws including strict new environmental protection standards and conditions, additional reclamation requirements and extensive new procedural steps which would likely result in delays in permitting and which could have a material adverse effect on the Company’s ability to develop minerals on federal lands. The proposed revisions would also impose royalties on gold production from unpatented mining claims. The extent of the changes and their potential impact on the Company cannot be predicted. See Item 6 — “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Environmental, Regulatory and Other Risk Factors”.

          Permitting

      The Company is seeking governmental permits for certain of its development and mining projects. Obtaining such permits is a complex and time consuming process involving numerous federal, state and local agencies. The time involved and success in obtaining such permits is contingent upon many variables not within the Company’s control. The failure to obtain such permits could have a material adverse effect on the Company’s business, operations and prospects.

      Additional permitting for the Marigold Expansion project (Millennium) was initiated in December 2001. A minor modification to the current plan of operations to allow deepening of the Terry Zone pit and expansion of leach pad facilities has been submitted and was approved March 25, 2002. An amended plan of operations and supplemental Environmental Impact Statement will be prepared in early 2002 to allow full expansion into sections 30 and 31.

          Foreign Political and Economic Conditions

      The Company has active mining and property interests in Mexico, Honduras, and Guatemala. Accordingly, the Company’s operations may be affected by any political or economic instability that arises in these countries. The risks include, but are not limited to: terrorism, military repression, expropriation, extreme fluctuations in currency exchange rates and high rates of inflation. Also, changes in mining or investment policies or shifts in political attitude may adversely affect the Company’s business in such country. In addition, the Company’s operations can be affected in varying degrees by government regulations with respect to production, price controls, export controls, income taxes, expropriation of property, maintenance of mining claims and concessions, environmental legislation, land use policies, land claims of local people and water use and mine safety. The effect of these factors on the Company’s operations cannot be predicted.

Employees

At December 31, 2001, the Company employed approximately 462 persons located as follows:

Location	Number

San Martin Mine	245
Marigold Mine	95
Rand Mine	82
Daisy, Dee and Picacho Mines (in reclamation)	16
Cerro San Pedro Project, Imperial Project, Exploration & Corporate	24

462

The Company competes with other mining companies in connection with the recruitment and retention of qualified employees. The employees at all mines are non-union. At the present time a sufficient supply of qualified workers is available for operations at each of the Company’s mines. The continuation of such supply depends upon a number of factors, including, principally, the demand occasioned by other projects. There can be no assurance that the Company will continue to be able to retain or attract qualified employees. There is a risk that increased labor costs could have a materially adverse effect on its operating costs.

Legal Proceedings

In the normal course of business, the Company has incurred certain other liabilities, claims and commitments. The Company believes none of these will have a material adverse effect on the financial position or results of operations of the Company.

SUMMARY OF RESERVES AND OTHER MINERALIZATION

Proven and Probable Mineable Reserves

The following tables describe the Company’s proven and probable mineable reserves as at December 31, 2001, 2000, and 1999. Mineable reserves do not reflect losses in the heap leaching or milling process, but do include allowance for dilution of ore in the mining process. Proven and probable mineable reserves as at December 31, 2001 and 2000 for all properties were calculated based on a gold price of $275 per ounce. For December 31, 1999 reserves for all properties were calculated based on a gold price of $300 per ounce. The ounces of gold that will actually be recovered from these reserves will depend on actual gold grades encountered and recovery rates.

Mineral reserves and mineral resources have been calculated as at December 31, 2001 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on August 20, 2000. For the years ending December 31, 2000 and 1999, information was not available to delineate the reserves and resources using those definitions. For the years ended 2000 and 1999, the reserves and resources were calculated using the definitions in SEC Industry Guide 7 and are grouped accordingly. Reference should be made to the Glossary on page 3 for a description of terms used herein. With the exception of that portion of the Marigold reserves associated with the “Millennium project” for December 31, 2000, the proven and probable mineable reserves and contained ounces calculated therefrom as at December 31, 2001, 2000, and 1999 were determined by employees of the Company under the supervision of James S. Voorhees, P. Eng., Chief Operating Officer of the Company and verified by Mine Reserves Associates, Inc., an entity which is not affiliated with the Company.

Proven and Probable Mineable Reserves

(Proven and Probable Reserves are a subset of Measured and Indicated Resources)

	As at December 31, 2001

	Proven		Probable		Total

	Tons	Gold	Tons	Gold	Tons	Gold
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. oz/t)	thousands)	(ave. oz/t)	thousands)	(ave. oz/t)

Rand Mine	8,432	0.022	98	0.023	8,530	0.023
Marigold Mine (66.7%)	22,836	0.029	27,509	0.025	50,345	0.027
San Martin Mine	26,003	0.026	12,452	0.024	38,455	0.025
Cerro San Pedro Project (50%)	26,383	*0.029	760	*0.014	27,143	*0.029

Totals	83,654	0.027	40,819	0.024	124,473	0.027

*	Gold-equivalent ounces.

	As at December 31, 2000

	Proven		Probable		Total

	Tons	Gold Grade	Tons	Gold Grade	Tons	Gold Grade
Mine or Project	(in thousands)	(ave. oz/t)	(in thousands)	(ave. oz/t)	(in thousands)	(ave. oz/t)

Rand Mine	**	**	**	**	11,393	0.020
Marigold Mine (66.7%)	**	**	**	**	20,174	0.035
San Martin Mine	**	**	**	**	41,949	0.025
Cerro San Pedro Project (50%)	**	**	**	**	27,135	*0.029

Totals	**	**	**	**	100,650	0.027

*	Gold-equivalent ounces.

**	Information on the breakdown between proven and probable reserves for 2000 and 1999 is not available.

	As at December 31, 1999

	Proven		Probable		Total

	Tons	Gold Grade	Tons	Gold Grade	Tons	Gold Grade
Mine or Project	(in thousands)	(ave. oz/t)	(in thousands)	(ave. oz/t)	(in thousands)	(ave. oz/t)

Rand Mine	**	**	**	**	25,922	0.022
Marigold Mine (66.7%)	**	**	**	**	12,727	0.032
San Martin Mine	**	**	**	**	43,289	0.025
Dee Mine	**	**	**	**	1,404	0.157
Imperial Project	**	**	**	**	88,053	0.017

Totals					171,395	0.022

**	Information on the breakdown between proven and probable reserves for 2000 and 1999 is not available.

Other Mineralization

In addition to the proven and probable mineable reserves described above, the Company has delineated certain other measured mineral resource. Measured mineral resource has not been included in the proven and probable mineable reserve estimates because even though enough drilling has been performed to indicate a sufficient amount and grade to warrant further exploration or development expenditures, these resources have not been subjected to an economic feasibility analysis and therefore do not qualify as proven and probable reserves. The exception to this is the mineralization at Imperial which was reclassified from proven and probable mineable reserves based on the denial of the mining permits. Accordingly, they are not yet known to be commercially mineable ore bodies and cannot be considered such unless and until further drilling and metallurgical work have been conducted and economic and technical feasibility factors have been examined and favorably determined. Mineral resources have been calculated solely by the Company.

Mineral Resources

	As at December 31, 2001

	Measured		Indicated		Total		Inferred

	Tons	Gold Grade	Tons	Gold Grade	Tons	Gold Grade	Tons	Gold Grade
Mine or Project	(in thousands)	(ave. oz/t)	(in thousands)	(ave. oz/t)	(in thousands)	(ave. oz/t)	(in thousands)	(ave. oz/t)

Rand Mine	27,741	0.020	1,367	0.020	29,108	0.020	29,700	0.017
Marigold Mine (66.7%)	36,196	0.023	87,449	0.018	123,645	0.019	14,255	0.015
San Martin Mine	34,256	0.025	22,980	0.021	57,236	0.023	1,159	0.013
Imperial Project	74,800	0.017	16,400	0.015	91,200	0.017	48,300	0.012
Cerro San Pedro Project (50%)	33,928	*0.027	7,372	*0.017	41,300	*0.025	44,000	*0.014
Cerro Blanco Project	N/A	N/A	17,100	*0.073	17,100	*0.073	6,800	*0.082

Totals	206,921	0.021	152,668	0.023	359,589	0.022	144,214	0.017

*	Gold equivalent ounces.

	As at December 31, 2000

	Measured		Indicated		Total		Inferred

	Tons	Gold Grade	Tons	Gold Grade	Tons	Gold Grade	Tons	Gold Grade
Mine or Project	(in thousands)	(ave. oz/t)	(in thousands)	(ave. oz/t)	(in thousands)	(ave. oz/t)	(in thousands)	(ave. oz/t)

Rand Mine	**	**	**	**	32,800	0.020	33,400	0.017
Marigold Mine (66.7%)	**	**	**	**	33,933	0.033	47,400	0.022
San Martin Mine	**	**	**	**	45,700	0.028	6,500	0.020
Imperial Project	**	**	**	**	91,200	0.017	48,300	0.012
Cerro San Pedro Project (50%)	**	**	**	**	41,300	0.025	44,000	*0.014

Totals					244,933	0.023	179,600	0.016

**	Information on the breakdown between measured and indicated resources for 2000 and 1999 is not available.

	As at December 31, 1999

	Measured		Indicated		Total		Inferred

	Tons	Gold Grade	Tons	Gold Grade	Tons	Gold Grade	Tons	Gold Grade
Mine or Project	(in thousands)	(ave. oz/t)	(in thousands)	(ave. oz/t)	(in thousands)	(ave. oz/t)	(in thousands)	(ave. oz/t)

Rand Mine	**	**	**	**	40,200	0.021	30,000	0.017
Marigold Mine (66.7%)	**	**	**	**	18,867	0.031	27,733	0.021
San Martin Mine	**	**	**	**	47,200	0.029	6,500	0.020
Imperial Project	**	**	**	**	91,200	0.017	48,300	0.012
Dee Mine	**	**	**	**	11,500	0.063	12,500	0.010

Totals					208,967	0.024	125,033	0.015

**	Information on the breakdown between measured and indicated resources for 2000 and 1999 is not available.

Effects of Mining and Development During Fiscal 2001

The effects of mining and development at each of the Company’s mines and projects during the period January 1, 2001 to December 31, 2001 are as follows:

Rand Mine — During fiscal 2001, 4,091,444 tons of ore containing 67,057 ounces of gold were mined and placed on the heap leach pads at the Rand Mine and 59,324 ounces of gold were recovered. No ounces were added to reserves during 2001. Rand’s proven and probable mineable ounces of gold were calculated to be approximately 192,600 ounces at December 31, 2001.

Marigold Mine — During fiscal 2001, 4,721,683 tons of ore containing 110,311 ounces of gold were mined and placed on the heap, and 56,525 ounces of gold were produced for the Company’s account. The Millennium Project exploration program added approximately 723,000 proven and probable mineable ounces of gold to the Company’s account.

San Martin Mine — During 2001, 6,338,554 tons of ore grading 0.03 ounces of gold per ton, containing 190,157 ounces of gold were mined and placed on the leach pad, and 114,216 ounces of gold were recovered. Approximately 118,000 contained ounces of gold were added to reserves by infill and extensional drilling.

Cerro San Pedro Project — No further development drilling was done on the project subsequent to acquisition in May 2000. At December 31, 2001 the Company’s 50% share of reserves stand at 27,142,500 tons grading 0.029 of gold equivalent ounces per ton.

OPERATING SUMMARY

PRODUCTION METHODS

During 2001 the Company employed only open pit mining methods at its operations. The Dee Mine, which employed underground methods, was closed at the end of 2000.

Surface (Open Pit) Mining

Open pit mining is accomplished through a series of operations that provide for excavation of the mineral deposit. Typically, mining progresses downwards in horizontal lifts or benches that vary in thickness from 20 to 30 feet as required by the particular characteristics and economics of the deposit. First, the ground to be excavated is drilled using large track-mounted blast hole drills. Drill cuttings are sampled and assayed to determine the areas containing ore-grade mineralization.

The blast holes are then charged with an explosive — ANFO — which is a blend of ammonium nitrate and fuel oil. Some conditions require the use of specialty blasting agents and emulsions.

Once blasted, the broken material is excavated using wheel loaders or hydraulic shovels with bucket capacities ranging between 13 and 27 cubic yards. The material is placed in off-road haul trucks with payloads varying between 85 and 190 tons. Ore is transported to specialized facilities for processing, and overburden and waste material is transported to storage areas pending final placement.

Bulldozers, graders, and water trucks are used to develop and maintain the roads and accesses needed to support the mining operation. Dust suppression is accomplished by application of water on haul roads and at the active working faces. During and following mining activities, reclamation of disturbed areas is achieved by recontouring and re-vegetation as appropriate for the site.

PROCESSING

Heap Leaching

The Company primarily uses the heap leach method to extract gold from low-grade ores. This process involves piling relatively coarse ore on an impervious membrane and allowing a dissolving fluid (a weak cyanide solution in the case of gold recovery) to seep down through the pile. The valuable metals are contained in the leaching solution that drains from the bottom of the pile and is subsequently collected on carbon and then recovered by electrolysis and smelting.

Many aspects of ores have a large influence on the leachability or recovery of the contained precious metals. For example, the presence of certain clays may hinder the movement of solutions through the pile and lack of fractures or porosity in the ore may shield the contained metals from the leaching solution, making them largely unrecoverable. The best leaching ores are those that are fractured, oxidized, and free of chemicals that consume the cyanide.

Because of the nature of the ore at most of the Rand and Marigold Mines, crushing of low-grade ores is not currently needed. As a result, the ore is taken from the pits and unloaded directly from trucks onto leach piles. Alkalinity of the ore is controlled by adding modifying reagents. The modifying reagents are used to increase the alkalinity of the ore, because the weak cyanide leaching solution used in the process is unstable in anything but an alkaline environment. Sprinklers or drippers are placed on top of the leach pile and the leaching solution is applied. At the San Martin Mine in Honduras, the ore is crushed and agglomerated with cement to improve leaching characteristics. A drum system is used to agglomerate the ore which is then transported by conveyor to the heap leach pad and stacked.

Drain pipes which collect the leaching solution are buried at the base of the heap. The drainage system is usually segmented to allow parts of the piles to be leached independently. Each segment also contains a leak detection system so that if a leak in the liner occurs, the area of the leak can be isolated. Ore is piled in successive layers on the leach pad. When one layer of the pile has been adequately leached, another layer of ore is placed on top and the leaching process continues.

The gold-bearing solutions drain from the leach pile and are collected in a pregnant solution pond. From there, the solution is pumped through columns of granular, activated carbon and a gold-oxygen-cyanide complex is captured in the carbon pores. The leaching solution is then returned to the heap and utilized for further leaching. The carbon is removed and treated with a hot caustic or caustic-cyanide solution that releases the gold complex from the carbon. The solution is then passed through an electrowinning circuit where the gold is deposited on steel wool batts. The batts are removed and broken down into a sludge. At San Martin, this sludge is shipped to a refinery for processing into gold bars. At the other operations, the sludge, or the steel wool plus gold, is smelted in a crucible and poured into a mold, forming a doré bar. The doré bars are sent to a refiner for further processing.

Gold Production

The following table describes, for the fiscal years ended December 31, 2001, 2000 and 1999, gold production from the Company’s mining operations.

Gold Production

	Year Ended December 31,

Mine	2001	2000	1999

San Martin	114,216	3,562	—
Rand	59,324	99,936	70,978
Marigold (1)	56,525	43,655	37,942
Dee (1)	—	61,065	31,154
Daisy (1)	—	8,740	28,302
Picacho	—	1,432	6,684
Cieneguita Project	—	—	834

Total Production	230,065	218,390	175,894

(1)	The Company’s share of production is for the ownership period from March 1, 1999.

Production Costs per Ounce of Gold Produced

The following table describes for the years ended December 31, 2001, 2000, and 1999 the total cash cost of production related to the Company’s mining operations. Total cash cost of production includes mining, processing, direct mine overhead costs, local production taxes and royalties, and excludes general and administrative costs at the corporate level, depreciation and depletion and end-of-mine reclamation accruals. Costs of production and revenues from the first production at the San Martin Mine during 2000 were capitalized to mine development costs.

Total Cash Cost of Production per Ounce of Gold Produced

	Year Ended December 31,

Mine	2001	2000	1999

San Martin	$120	$—	$—
Rand	265	176	210
Marigold (1)	179	240	218
Dee (1)	—	287	273
Daisy (1)	—	208	195
Picacho	—	254	172

Average For All Mines	$172	$222	$219

(1)	Costs for Daisy, Dee and Marigold Mines are for the periods beginning after March 1, 1999.

Total cost of production includes the total cash costs of production as defined above and includes depreciation, depletion and end-of-mine reclamation accruals.

Total Cost of Production per Ounce of Gold Produced

	Year Ended December 31,

Mine	2001	2000	1999

San Martin	$169	$—	$—
Rand	310	251	299
Marigold(1)	211	290	268
Dee(1)	—	346	315
Daisy(1)	—	299	312
Picacho	—	275	282

Average For All Mines	$216	$288	$297

(1)	Costs for Daisy, Dee and Marigold Mines are for the periods beginning after March 1, 1999.

PRODUCING PROPERTIES

RAND MINE (Glamis Rand Mining Company)

Property

Glamis Rand Mining Company (“Rand”) is a wholly-owned subsidiary of Glamis Gold, Inc. and operates the Rand Mine located in Kern County, California, approximately 100 miles northeast of Los Angeles.

The property consists of 135 patented mining claims and 537 unpatented claims covering approximately 13.8 square miles. Rand owns all or a portion of 42 of the patented claims and 390 of the unpatented claims. The balance is held under lease.

Royalty rates are 6% of net smelter returns on production from properties leased from Yellow Aster Mining and Milling Company, with a minimum payment of $4,000 per month. Other leases have advance minimum royalties as well as net smelter return royalties. These have no significant minimum required payments, and the royalties average 1.5% of net smelter returns. Royalty expense at Rand during 2001 amounted to $1,007,631.

The Rand Mine is an open-pit heap-leach operation. Mining has occurred on three areas within the property; the Yellow Aster Pit, the Lamont Pit, and the Baltic Pit. Mining has been completed in the Baltic Pit. The primary source of all remaining ore is the Yellow Aster Pit and a minor amount of ore is expected to come from the Lamont Pit in the final year of mining.

Operations

Mining at the Rand Mine utilizes 27-cubic-yard hydraulic shovels and 190-ton haulage trucks. The fleet of six trucks and two shovels mined 11,979,256 tons of waste and 4,091,444 tons of ore in 2001. The average grade of the ore was 0.016 ounces of gold per ton resulting in 67,057 ounces of gold being stacked on the heap. Rand produced 59,324 ounces of gold during 2001. The Rand Mine has produced 851,963 ounces of gold since commencement of production in 1987 to December 31, 2001.

There are five heap leach pads within the property, two of which are still active, the Rand and the Baltic heaps. The other three have been or are in the process of being rinsed and/or reclaimed.

As a result of the revaluation of the remaining reserves at Rand at a price of $275 per ounce of gold, a write-down of $16.3 million was taken in the fourth quarter of 2000. During 2001, the Company spent $4.1 million on the final deferred stripping at Rand.

Permitting

All environmental regulatory permits, licenses and authorizations required to carry out planned operations at the Rand Mine and to process the proven and probable ore reserves have been obtained and are in good standing.

Exploration

There were no exploration activities during 2001 at the Rand Mine.

Production

Certain key operating statistics for the Rand Mine are set forth in the following table:

Rand Mine Production Results

	Year Ended December 31,

	2001	2000	1999

Ore mined (tons)	4,091,444	8,462,755	7,206,700
Waste mined (tons)	11,979,256	5,489,345	12,870,300
Stripping ratio	2.92:1	0.65:1	1.79:1
Average gold assay (ounces/ton)	0.016	0.020	0.020
Ounces of gold produced	59,324	99,936	70,978
Total cash cost of production per ounce	$265	$176	$210

MARIGOLD MINE (Glamis Marigold Mining Company)

Property

Glamis Marigold Mining Company (“Marigold”) owns the Company’s 66 2/3% interest in the Marigold Mine, which was acquired through the acquisition of Rayrock in March 1999. Barrick Gold Corporation holds the remaining 33 1/3 % interest, as a result of their merger with Homestake Mining Company. The Company is the operator of the property.

The mine is located in Humboldt County, 40 miles southeast of Winnemucca, Nevada at the north end of the Battle Mountain-Eureka Trend that extends through central Nevada. Located five miles south of Valmy, Nevada, the property consists of 28.9 square miles, including 13 square miles of leased patented land. The remaining 15.9 square miles are unpatented mining claims, 6.1 square miles of which are not subject to royalties.

Royalty rates on leased land range from 3% to 5% of net smelter returns, with rates rising to 7% or 8% on certain parcels depending on the price of gold. The rate for the remaining life of mine is anticipated to average approximately 6.5%. Total royalty payments in 2001 were $1,690,007.

Operations

The Marigold Mine produced 84,784 ounces of gold (100%) during 2001, at a total cash cost of production of $179 per ounce. The Company’s share of this production was 56,525 ounces of gold.

The oxide mill on the property operated during the winter months of 1998-1999 and was shut down in March 1999. After the Company acquired the Marigold Mine, it was determined that operation of the mill was not economical unless adequate mill feed becomes available to have the mill processing continuously. During 2000 and 2001, all of the production for the Company’s account came from the operation of the heap leach pads. As no new reserves have been discovered which economically justify the mill, at the end of 2000 the decision was made to write down the mill to a value of $200,000.

The mining fleet at Marigold consists of three 13 cubic yard front-end loaders, nine 85-100 ton haul trucks and miscellaneous ancillary equipment. Ore production in 2001 came primarily from the East Hill South Stage 3 and Stage 4 pits. For 2001 the ounces stacked from these pits was 105,162 contained ounces. The average stripping ratio for 2001 was 2.4:1.

Capital expenditures in 2001 were $5.1 million, primarily for the mine development and deferred stripping.

Permitting

The mine has operated with a plan of operations approved by the Bureau of Land Management (“BLM”) and appropriate agencies since it began mining in 1988. This plan of operations was based on an environmental assessment. In 1998, it was decided that further amendments to the plan of operation could only be achieved through the preparation of an Environmental Impact Statement (“EIS”) to cover then-anticipated future operations. The draft final EIS was issued by the BLM in January 2001. The final EIS was completed in March 2001, with a record of decision issued in August 2001.

Additional permitting for the Marigold Expansion project (Millennium) was initiated in December 2001. A minor modification to the current plan of operations to allow deepening of the Terry Zone pit and expansion of leach pad facilities has been submitted and was approved on March 25, 2002. An amended plan of operations will be prepared in early 2002 to allow full expansion into sections 30 and 31.

Exploration

Exploration activities during 2001 were primarily aimed at expanding reserves in the Millennium Project. These efforts resulted in the addition of over 723,000 ounces of gold to proven and probable reserves.

Some deep drilling was completed on the south end of the Marigold property in accordance with agreements with certain leaseholders to test deep potential. Although no economic gold was detected, results were encouraging as some gold anomalies were encountered at depth, and favorable host rocks were found.

Marigold Mine Production Results

(Glamis’ 66.67% share)

	Year Ended December 31,

			Mar. 1 - Dec. 31
	2001	2000	1999

Ore mined (tons)	3,147,946	1,685,000	2,016,800
Waste mined (tons)	7,576,439	7,773,400	4,685,800
Stripping ratio	2.4:1	4.61:1	2.42:1
Average gold assay (ounces/ton)	0.023	0.036	0.023
Ounces of gold produced	56,526	43,655	37,942
Total cash cost of production per ounce	$179	$240	$218

SAN MARTIN MINE (Minerales Entre Mares Honduras, S.A.)

Property

Minerales Entre Mares Honduras S.A. (“MEMH”) is a wholly-owned subsidiary of Glamis Gold Ltd. MEMH was acquired as part of the Mar-West Resources Ltd. acquisition in October 1998. The San Martin Mine is controlled 100% by MEMH and is located about 55 miles north of the capital city of Tegucigalpa, Honduras. The property consists of 14,100 hectares of land around the Rosa and Palo Alto deposits. San Martin is located in an area that receives an average annual rainfall of approximately one meter.

Operations

San Martin is an open-pit heap-leach mine, designed to be a low cost operation. The Company currently expects the total tons mined per year during the first six years will vary between four and five million tons, over 80% of which is expected to be ore. Conventional loaders and haul trucks form the primary mining fleet. Ore is crushed and agglomerated before placement on an adjacent heap leach pad for leaching. Ore tons mined during 2000 as the mine started up were 1,561,461 tons grading 0.025 ounces of gold per ton. The mine shipped 3,562 ounces of gold in December 2000. As the operation was in start-up, revenues and costs relating to this shipment were capitalized to mine development costs. The mine commenced commercial production in January 2001. During 2001, San Martin mined 6,217,422 tons of ore and stacked 6,341,861 tons grading 0.03 ounces of gold per ton on the leach pad. The mine produced 114,216 ounces of gold at a total cash cost per ounce of $120.

Capital expenditures to acquire, develop and construct the mine totaled $52.1 million through December 31, 2000. During 2001, $5.6 million was spent on capital expenditures, primarily for construction of a new leach pad.

Exploration

Exploration activities were focused on expansion of the Palo Alto deposit in 2001. Approximately 118,000 contained ounces of gold were added to the reserve by infill and extensional drilling. At year-end, drilling was in progress on a zone immediately west of the current Palo Alto deposit. No resource or reserve calculations have yet been made on this zone. Regional exploration around the San Martin Mine continued through a program of mapping and sampling.

San Martin Production Results

Year Ended
December 31,
2001

Ore mined (tons)	6,217,422
Waste mined (tons)	1,146,436
Stripping ratio	0.16:1
Average gold assay (ounces/ton)	0.03
Ounces of gold produced	114,216
Total cash cost of production per ounce	$120

RECLAMATION PROJECTS

PICACHO MINE (Chemgold, Inc.)

Property

Chemgold, Inc. (“Chemgold”), a wholly-owned subsidiary of Glamis Gold, Inc., holds a leasehold interest (the “Picacho Lease”) in 31 contiguous patented mining claims (approximately 600 acres) and 75 unpatented lode mining claims (approximately 1,150 acres) located in Imperial County, California, approximately 18 miles northwest of Yuma, Arizona. Access to the property is by gravel road from Yuma. The Picacho Lease is between Chemgold and Picacho Development Corp., a California company. The Picacho Lease had a term of 20 years from September 24, 1979 and contained a right of renewal for a further 20 years. The lease expired in September 1999 and has been extended on a month-to-month basis during final reclamation of the site.

Reclamation Activities

Reserves at the Picacho Mine were exhausted in January 1998, when mining of the last known ore body was completed, on target with life-of-mine projections. All processed ore heaps have been leached out and neutralized to California State requirements and final reclamation has been completed. All reclamation activities were completed during the first quarter of 2002, the lease was terminated and the property was returned to the owner on March 28, 2002.

DAISY MINE

Property

The Daisy Mine is owned by Glamis Marigold Mining Company, a 100%-owned subsidiary of Glamis Gold, Inc. The Daisy Mine was acquired in 1999 through the Rayrock acquisition.

The Daisy Mine was an open-pit heap-leach operation located in Nye County, Nevada, approximately six miles southeast of the town of Beatty. The property package consists of unpatented mining claims covering 13.7 square miles.

Reclamation Activities

All mining of known reserves was completed in December 1999. During 2000 and 2001 the primary activities at the mine were the rinsing and grading of the heaps and reclamation of the waste stockpiles. Final reclamation is scheduled to be completed in the third quarter of 2002, with continued re-vegetation monitoring thereafter.

DEE MINE

Property

The Dee Mine is owned by Glamis Marigold Mining Company, a 100%-owned subsidiary of Glamis Gold, Inc. The Dee Mine was acquired in 1999 as part of the acquisition of Rayrock.

The Dee property, located in Elko County, Nevada, consists of 6.3 square miles of unpatented mining claims along the Carlin Trend in northeastern Nevada. The property lies immediately south of Meridian Gold Inc.’s Rossi property and immediately northwest of Newmont Mining Company’s Bootstrap property. Dee is subject to a minimum royalty of $200,000 per year.

Barrick Gold Corporation holds an option to earn a 60% interest in the Dee property by spending $6.5 million in exploration of the property over a 7 year term concluding in October of 2004. Barrick just completed its fourth year of exploration activities in 2001, and has expended $4.96 million to date towards the option. Activities in 2001 concentrated on geophysical work, with follow up drilling of 3 holes for a total of 6,118 feet in to deep targets.

Reclamation Activities

In 2001, reclamation activities centered on final closure of the heap leach facilities, the tailings dam #2, and various waste dumps. Additionally, some components from the mill were dismantled and sold. Reclamation will continue through 2003.

OTHER PROJECTS

CERRO SAN PEDRO PROJECT, San Luis Potosi, Mexico

Property

Glamis de Mexico is 50% owner and operator of the Minera San Xavier S.A. de C.V. (“MSX”) joint venture that owns the Cerro San Pedro Project (“CSP”). MSX controls 41 mineral concessions totaling 9,259 hectares, and has all surface rights agreements in place needed for development and operation. CSP is proposed as a run-of-mine heap leach operation producing an average 110,000 gold equivalent-ounces per year over an eight-year mine life.

Permitting

Baseline environmental investigations and evaluations of impacts were conducted during 1996 and 1997. An MIA (environmental impact statement) was submitted in October 1997. The MIA resolution was issued in February 1999 that set forth the conditions for environmental protection and approval of the MIA. Development of a series of responses and environmental-related plans is underway and will continue through the operational and closure phases of the project. All other necessary permits to begin construction and operations have been granted by the corresponding state and municipal authorities.

Planned Development

An updated feasibility study completed in November 2000 using $275 per ounce gold price and $5 per ounce silver price showed that the project was economic and would provide a positive return on investment. Initial capital cost is estimated at $45 million, and would require borrowing by the Company to proceed with construction at this time. The Company has decided not to proceed with construction of the mine pending improved market conditions.

The Company expended $2.0 million during 2001 to complete the buy-in of its 50% share, and for miscellaneous development on the property.

IMPERIAL PROJECT, California

Property

Glamis Imperial Corporation, a wholly-owned subsidiary of Glamis Gold, Inc., holds 664 unpatented lode claims and 281 mill sites in eastern Imperial County, California, totaling approximately 11,400 acres. The Imperial Project is proposed as a run-of-mine heap leach project producing upwards of 120,000 ounces of gold per year over a ten-year mine life.

Permitting

A feasibility study on the Imperial Project completed in April 1996 showed that the project was economically sound and would provide a positive return on investment. The Company’s financial analysis using a $275 gold price continues to indicate a positive return.

Following nearly six years of effort to acquire permits for this project, the U.S. Department of the Interior formally issued a Record of Decision (“ROD”) denying the Company’s plan of operations on January 16, 2001. On March 12, 2001, the Company filed an appeal of the ROD. On October 23, 2001 the Solicitor of the Department of the Interior issued a legal opinion rejecting a previous Solicitor’s opinion that had formed the legal basis for the January 16, 2001 ROD denying the Imperial Project plan of operations. Based upon this legal opinion, on November 23, 2001 the Secretary of the Interior issued an order vacating the previous ROD. Consequently, the Company voluntarily dismissed its lawsuit.

The Company has recently been advised that in connection with the recommenced permitting process for the Imperial Project, the BLM has recommenced a validity examination of the unpatented mining claims comprising the project. Although the Company believes that its claims are valid and intends to pursue the permitting process with the BLM, the Company cannot predict at this time what will be the result of the validity examination or how long it may take for the BLM to issue a new Record of Decision.

Planned Operations

At December 31, 2000, approximately $14.3 million had been expended on acquisition, exploration and development for the Imperial Project. This amount was written off as at December 31, 2000, based on the denial of the permits. Additional major capital expenditures for the Imperial Project have been postponed pending completion of project permitting. If permitting is completed and gold prices are acceptable, the Company would need to spend approximately $57.0 million in initial capital to bring the project into operation.

CERRO BLANCO PROJECT (Entre Mares de Guatemala S.A.)

Property

The Cerro Blanco property is located in southeastern Guatemala. This deposit is part of a hot spring, bonanza-type, gold system. The 2000 exploration program at Cerro Blanco included nearly 3,700 meters of reverse circulation drilling that was used to validate the geologic model. Composite samples from this drilling and previous drilling were used for conducting 25 bottle roll tests. A pre-feasibility study was prepared incorporating the 1999 and 2000 results. Using a cut-off grade of 0.5 grams per tonne, the geologic resource amounts to 2.4 million ounces of gold at an average grade of 1.6 grams per tonne. However, due to the low gold price environment at the end of 2000, the Company elected to write off the $8.0 million acquisition cost of the project. Expenditures since that time have been expensed as part of exploration costs.

In 2001 the Company spent $0.3 million for regional exploration work around the Cerro Blanco property and continued with further mapping and sampling. Additional gold anomalies have been identified, and exploration work including drilling will continue in 2002 based on a new geologic model of the region.

OTHER EXPLORATION PROJECTS

The Company expensed $1.7 million and capitalized $2.1 million on various exploration activities in 2001. Exploration efforts were focused on:

          The Marigold Mine property in Humbolt County, Nevada

          The San Martin Project area in Honduras
          Other Central American prospects

Exploration at the Marigold Mine for the year 2001 consisted primarily of reverse circulation (RC) drilling, surface trenching, roadwork, drill pad site preparation and collection of numerous samples for analytical analysis. Exploration work occurred mostly in the key prospect areas of the Millennium Project: Terry Zone and Sections 30 and 31. A total of 288 RC holes were drilled for a total footage of 200,790 feet. Four core holes totaling 1,764 feet were also completed. The year 2001 exploration program was successful, resulting in over 723,000 additional ounces of gold brought into the proven and probable reserve category. Exploration activities will continue in 2002.

The San Martin Mine exploits a bonanza-type gold system. The 2001 exploration program was successful and added 118,000 ounces of gold to the reserve. Drilling to the west of the Palo Alto deposit continued into 2002, with quantification of results still pending. Reconnaissance geochemical sampling in the immediate mine area has identified further targets that will be evaluated in 2002.

The Company has exploration concessions or applications for exploration concessions covering large areas in Honduras, Mexico, and Guatemala. Evaluation of these concession areas continued during 2001.

In 2002, the Company has budgeted $3.0 million for continued exploration at the San Martin Mine, the Millennium Project, and other prospects in Central America.

ITEM 5:     SELECTED CONSOLIDATED FINANCIAL INFORMATION

Reference is made to pages 21 through 41 of the 2001 Annual Report to Shareholders, which are incorporated herein by reference. These pages contain the Company’s audited consolidated financial statements. Supplemental information for the years 1997-2001 is shown below:

	Year ended December 31,

	2001	2000	1999	1998	1997

Production statistics:
Total cash cost per ounce ($)	172	222	219	215	235
Ounces of gold produced	230,065	218,390	175,894	106,113	128,671
Average gold price realized per ounce ($)	272	280	278	310	328

Operating summary ($000):
Revenues	64,262	61,560	56,727	30,834	42,235
Net earnings (loss)	4,848	(48,682)	(21,632)	(2,007)	(8,279)
Cash flow from operations before working capital changes	18,482	6,568	1,667	8,160	9,353

Financial Status ($000):
Working capital	55,390	20,242	61,284	34,156	36,430
Total assets	148,738	112,541	163,385	119,161	101,643
Long-term liabilities	19,843	21,296	17,906	4,740	4,707
Shareholders’ equity	123,366	82,770	137,857	110,359	92,429

Per common share ($):
Net earnings (loss)	0.07	(0.70)	(0.33)	(0.06)	(0.27)
Book value	1.48	1.18	1.97	2.84	2.97
Dividends	—	—	—	—	0.05

Dividends

No dividends are planned to be declared or paid in 2002 due to the losses incurred in 2000 and prior years. No dividends were declared or paid in 2001, 2000, or 1999. If dividends are declared, it is the Company’s policy to declare and pay such dividends in United States funds.

The declaration and payment of future dividends is dependent upon the Company’s financial condition and other factors considered by the Board of Directors. See “Certain Tax Matters — Canadian Federal Income Tax Considerations” for information with respect to Canadian withholding tax applicable to non-Canadian shareholders.

Investment Canada Act

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements (see “Certain Tax Matters”, below).

There is no limitation imposed by Canadian law or by the memorandum or articles of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the minister responsible for the Investment Act (the “Minister”) is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of the Company by a non-Canadian, other than one who is located in a World Trade Organization country (a “WTO Investor”) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company was Cdn.$5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity. An investment in common shares of the Company by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company in 2002 exceeds approximately Cdn.$218 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares of the Company. The acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquiror through the ownership of common shares.

Certain transactions relating to common shares of the Company would be exempt from the Investment Act, including:

(a)	acquisition of common shares of the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)	acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)	acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

Certain Tax Matters

The following paragraphs summarize certain United States and Canadian federal income tax considerations in connection with the receipt of dividends paid on Common Shares of the Company and certain Canadian federal income tax considerations in connection with a disposition of Common Shares by non-residents of Canada. These tax considerations are stated in brief and general terms and are based on United States and Canadian law currently in effect. There are other potentially significant United States and Canadian federal income tax considerations, including proposals to amend some of the rules summarized herein, and state, provincial or local income tax considerations with respect to ownership and disposition of the Common Shares that are not discussed herein. The tax considerations relative to ownership and disposition of the Common Shares may vary from taxpayer to taxpayer depending on the taxpayer’s particular status. Accordingly, prospective purchasers should consult with their tax advisors regarding tax considerations that may apply to their particular situation.

United States Federal Income Tax Considerations

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of Common Shares of the Company who holds such shares as capital assets. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate dealers, nonresident alien individuals and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation. In addition, this discussion does not cover any state, local or foreign tax consequences. For a discussion of certain Canadian federal income tax considerations, see “Canadian Federal Income Tax Considerations” below.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holders is made. Accordingly, holders and prospective holders of Common Shares of the Company should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of Common Shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust or estate the income of which is taxable in the United States irrespective of source. Generally a trust is a U.S. Holder for federal income tax purposes if, and only if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares. Preferential tax rates for net long term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.

Dividends paid on Common Shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company is deemed a “passive foreign investment company”, as defined below). In addition, if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company they may be entitled to a foreign tax credit for their pro-rata share of underlying Canadian corporate tax paid by the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion, and holders are advised to consult their personal tax advisors.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Furthermore, the rules for foreign tax credits or deductions are subject to further modification under the United States-Canada Income Tax Treaty. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of Common Shares of the Company equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received, and (b) the shareholder’s tax basis in the Common Shares of the Company. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder, and will be a short-term, or long-term capital gain or short-term or long-term capital loss, depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains.

Passive Foreign Investment Company

In the following circumstance, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of Common Shares of the Company.

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which produce, or are held for the production of, passive income. U.S. Holders owning common shares of a PFIC are subject to an additional tax on distributions and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned. In addition, they are subject to treatment of gain realized on disposition of common shares of the PFIC as ordinary income, rather than capital gain, similarly subject to an additional tax and interest charge.

However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his, her, or its gross income his, her or its pro rata share of the PFIC’s ordinary earnings, and net capital gain regardless of whether such income or gain was actually distributed. A U.S. holder is not required to make a QEF election simply because another U.S. Holder makes the election. Gain realized on disposition of common shares of a QEF is treated as capital gain if the shares are a capital asset of the disposing shareholder.

In addition, a U.S. Holder may make a mark-to-market election for certain PFICs with marketable stock, thereby potentially avoiding the adverse tax consequences of PFIC characterization. Under such an election, the shareholder would determine his, her or its income or loss with respect to the PFIC stock as of the close of each taxable year. For example, an electing shareholder would include in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder’s adjusted basis in such stock. Any income included in income pursuant to the mark-to-market election would be treated as ordinary income. Alternatively, for tax years where the shareholder’s adjusted basis in the PFIC stock exceeds its fair market value, an electing shareholder may be entitled to a deduction, subject to certain limitations. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

The Company believes that it has not been a PFIC for the years ended December 31, 2001, 2000, or 1999. The Company’s determination in this respect has been made after a review of the regulations regarding a PFIC and the application of those rules to its own past and present circumstances. The Company may have been a PFIC in earlier years. If the Company concludes that it is a PFIC in the current year or in a subsequent year, it intends to make information available to enable a U.S. Holder to make a QEF or mark-to-market election in that year. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs. U.S. taxpayers who hold the Company’s shares may wish to consult with a personal tax advisor concerning the possible application of the PFIC provisions to their personal circumstances.

Canadian Federal Income Tax Considerations

Dividends paid on Common Shares held by non-residents of Canada will generally be subject to Canadian withholding tax. This withholding tax is levied at the basic rate of 25%, although this rate may be reduced by the terms of any applicable tax treaty. The Canada-U.S. tax treaty provides that the withholding rate on dividends paid to U.S. residents on Common Shares is generally 15% unless the holder is a company that owns at least 10% of the Common Shares, in which case the withholding rate is 5%.

Generally, a non-resident of Canada who holds Common Shares as capital property will not be subject to Canadian federal income tax on capital gains realized on the disposition of his Common Shares unless the holder either alone or together with persons with whom the holder does not deal with at arm’s length owns 25% or more of the outstanding Common Shares at any time in the previous 60 months. The Canada-U.S. tax treaty would generally exempt a capital gain realized by a resident of the United States from taxation by Canada.

ITEM 6:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Reference is made to pages 14 through 20 of the 2001 Annual Report to Shareholders, which are incorporated herein by reference, for Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 1999, 2000 and 2001.

ITEM 7:	MARKETS FOR SECURITIES

The Common Shares of the Company were first sold to the public under a prospectus dated May 2, 1973 at Cdn.$0.50 per share. The Company’s Common Shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Stock trading history for the years 2001, 2000 and 1999 can be found on page 13 of the 2001 Annual Report to Shareholders, which is incorporated herein by reference.

The price of the Common Shares as reported by the Toronto Stock Exchange at the close of business on December 31, 2001 was Cdn.$5.76 per share and on March 12, 2002 was Cdn.$7.33 per share.

The price of Common Shares as reported by the New York Stock Exchange at the close of business on December 31, 2001 was $3.61 and on March 12, 2002 was $4.64 per share.

ITEM 8:	DIRECTORS AND OFFICERS

Reference is made to the sections “Security Ownership by Directors and Executive Officers”, “Elections of Directors” and “Corporate Governance, Committees and Reports” on pages 2 through 9 of the Information Circular and Proxy Statement of the Company dated March 12, 2002, which are incorporated herein be reference. Information on the officers of the Company is shown below.

Name and residence	Position and Term Served

A. Dan Rovig Reno, Nevada	Chairman of the Board since November 1998; President and Chief Executive Officer of the Company from November 1989 to August 1997. Mr. Rovig served as a consultant to the Company September 1997 to October 1998 before being appointed Chairman of the Board.

C. Kevin McArthur Reno, Nevada	President and Chief Executive Officer of the Company since January 1998; Chief Operating Officer July 1997 to December 1997; President of Rand Mining Co. December 1995 to July 1997.

Charles A. Jeannes Reno, Nevada	Senior Vice-President Administration, General Counsel and Secretary of the Company since April 1999; Vice President and General Counsel of Placer Dome North America, August 1997 to April 1999; Vice President, General Counsel and Corporate Secretary of Placer Dome U.S. Inc., November 1995 to August 1997.

Name and residence	Position and Term Served

James S. Voorhees Reno, Nevada	Vice President and Chief Operating Officer of the Company since June 1999; Director of Project Management, Newmont Mining Company, August 1997 to May 1999; General Manager, Twin Creeks Mine, Newmont Mining Company, February 1997 to July 1997; General Manager, Mesquite Gold Mine, Santa Fe Pacific Minerals, January 1995 to January 1997.

Steven L. Baumann Reno, Nevada	Vice President, Latin America Operations of the Company since January 1999; Vice President, General Manager, Chemgold, Inc., August 1997 to December 1999; General Manager, Chemgold, Inc., December 1995 to August 1997.

Cheryl S. Maher Reno, Nevada	Vice President Finance, Chief Financial Officer and Treasurer of the Company since March 2000; Treasurer, September 1999 to March 2000; Assistant Treasurer, April 1999 to September 1999; Consultant and practicing C.P.A., January 1998 to February 1999; Consultant, Vice President Finance and Controller, ConSil Corp., August 1996 to December 1997.

David L. Hyatt Reno, Nevada	Vice President, Investor Relations of the Company since March 2000; Vice President, Nevada Operations April 1999 to March 2000; Vice President, General Manager Glamis Rand Mining Co., August 1997 to April 1999; Production Manager, Glamis Rand Mining Co. November 1996 to August 1997.

ITEM 9:     ADDITIONAL INFORMATION

The Company will provide to any person or company, upon a request to the Secretary of the Company, the following information:

a)	When the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i)	one copy of the AIF of the Company, together with one copy of any document, or the pertinent ages of any document, incorporated by reference in the AIF,

(ii)	one copy of the comparative consolidated financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year,

(iii)	one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii), or (iii); or

b)	At any other time, one copy of any documents referred to in clauses (a) (i), (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities, and interests of insiders in material transactions, if applicable, is contained in the Company’s Information Circular and Proxy Statement dated March 12, 2002. Additional financial information is provided in the Company’s 2001 Annual Report to Shareholders.